UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

PORTOLA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

ODYSSEY MERGER SUB INC.
a direct, wholly owned subsidiary of

ALEXION PHARMACEUTICALS, INC.
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value
(Title of Class of Securities)

737010108
(CUSIP Number of Class of Securities)

Ludwig N. Hantson, Ph.D.
Chief Executive Officer
121 Seaport Boulevard, Boston, Massachusetts 02210
(475) 230-2596
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Scott A. Barshay
Rachael G. Coffey
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,471,819,046.35	$191,042.11

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 78,517,282 outstanding shares of Portola Pharmaceuticals, Inc. (the “Company”) common stock, par value $0.001 per share (collectively, “Shares”) multiplied by $18.00, the offer price per Share (the “Offer Price”), (b) 132,255 Shares subject to issuance pursuant to the Company’s 2013 Employee Stock Purchase Plan multiplied by the Offer Price, (c) 2,113,373 Shares issuable pursuant to in-the-money outstanding options with an exercise price less than the Offer Price, multiplied by $6.95 (which is the Offer Price minus the weighted average exercise price for such options of $11.05 per Share), (d) 2,302,191 Shares covered by outstanding restricted stock units and performance stock units (assuming target-level achievement) multiplied by the Offer Price. The calculation of the filing fee is based on information provided by the Company as of May 19, 2020.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2020, issued August 23, 2019, equals $129.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $191,042.11	Filing Party: Alexion Pharmaceuticals, Inc. and Odyssey Merger Sub Inc.

Form or Registration No: Schedule TO	Date Filed: May 27, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2020 by (i) Odyssey Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and (ii) Parent.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Portola Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.00 per Share net to the holder of such Share, in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Amendments to Schedule TO and the Offer to Purchase

Item 11.	Additional Information.

The information set forth in the Offer to Purchase under Section 15—“Certain Legal Matters” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the underlined text below, and deleting the strikethrough text below under the subsection titled “Litigation” at the end of the section captioned Section 15—“Certain Legal Matters”:

“Litigation. Beginning on ~~On~~ May 28, 2020, twelve (12) ~~two~~ complaints were filed in federal courts in Delaware, California, and New York by purported stockholders of the Company regarding the Merger, ~~. The first complaint, filed on an individual basis by the plaintiff, is~~ captioned Elaine Wang v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03567 (N.D. Cal. filed May 28, 2020), ~~. The second complaint, filed as a putative class action, is captioned~~ Joseph Post v. Portola Pharmaceuticals, Inc., et al., No. 1:20-cv-00715-UNA (D. Del. filed May 28, 2020),~~. A third complaint was filed on an individual basis by the plaintiff on May 29, 2020, and captioned~~ Johnny Major v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04134 (S.D.N.Y. filed May 29, 2020), Artur and Barbara Mackowiak v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04173 (S.D.N.Y. filed June 1, 2020), Philip Howland v. Portola Pharmaceuticals, Inc. et al., Case No. 1:20-cv-02448 (E.D.N.Y. filed June 2, 2020), Johan Stoltz v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03680 (N.D. Cal. filed June 3, 2020), Weijie Xian v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04254 (S.D.N.Y. filed June 3, 2020), Christopher Zielenski v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04279 (S.D.N.Y. filed June 4, 2020), Richard Lombard v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00769 (D. Del. filed June 8, 2020), Alex Ryder v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03810 (N.D. Cal. filed June 10, 2020); Bruce Boros v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03864 (N.D. Cal. filed June 11, 2020); and Philip Fusco v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04574 (S.D.N.Y. filed June 15, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants the Company and each member of the Company Board (the “Portola Defendants”). The Post and Lombard complaints additionally name~~s~~ as defendants Parent and Purchaser (the “Alexion Defendants”). The Federal Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act against all Portola Defendants, and assert violations of Section 20(a) of the Exchange Act against the individual Portola Defendants. The Post complaint additionally alleges a violation of Section 14(d) and Section 14(e) of the Exchange Act against the Alexion Defendants and a violation of Section 20(a) of the Exchange Act against Parent. The Major complaint contains an additional count alleging breach of fiduciary duty of candor and disclosure against each member of the Company Board. The Stoltz complaint likewise contains an additional count alleging breach of fiduciary duties against each member of the Company Board and aiding and abetting breaches of fiduciary duties against the Company. The plaintiffs generally contend that the Company’s Schedule 14D-9, filed with the SEC on May 27, 2020, omitted or misrepresented material information regarding the Merger. The Post, Stoltz, Xian, and Lombard complaints seek to allege claims on behalf of a putative class of stockholders of the Company. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) damages or rescission in the event the Transactions are consummated; (iii) disclosure of certain information requested by the plaintiffs; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. Parent and Purchaser believe the claims asserted in the Federal Complaints are without merit.

On June 22, 2020, the Company Board received two demand letters for inspection of books and records pursuant to Section 220 of the DGCL from counsel for Zhiqiang Han and Molly Chassey (the “Section 220 Demand Letters”). The Company and the Company Board dispute the allegations in the Section 220 Demand Letters and Parent and Purchaser believe they are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2020

ODYSSEY MERGER SUB INC.

By:	/s/ Aradhana Sarin
	Name:	Aradhana Sarin
	Title:	President

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Aradhana Sarin
	Name:	Aradhana Sarin
	Title:	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase for Cash, dated May 27, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers and Dealers.*
(a)(1)(E)	Form of Letter to Clients.*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on May 27, 2020.*
(a)(5)(A)	Joint Press Release of Alexion and Portola, dated May 5, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(B)	Alexion Investor Presentation, dated May 5, 2020 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(C)	Email to Alexion Employees, dated May 5, 2020, from the Chief Executive Officer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(D)	Alexion Talking Points and Frequently Asked Questions, dated May 5, 2020 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(E)	Transcript of Alexion Investor Call on May 5, 2020 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Alexion with the SEC on May 6, 2020).*
(a)(5)(F)	Alexion Presentation for Portola Employees, dated May 7, 2020 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Alexion with the SEC on May 7, 2020).*
(a)(5)(G)	Alexion Presentation for Portola Employees, dated June 1, 2020 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 1 to the Schedule TO-T filed by Alexion with the SEC on June 1, 2020).*
(a)(5)(H)	Alexion Presentation for Portola Employees, dated June 24, 2020 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 4 to the Schedule TO-T filed by Alexion with the SEC on June 24, 2020).*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of May 5, 2020, by and among Portola, Alexion and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alexion with the SEC on May 7, 2020).*
(d)(2)	Confidentiality Agreement, dated as of April 4, 2020, by and between Alexion and Portola.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.